FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

October 3, 2006

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b): 82- ______

Set forth below is the text of a press release issued on September 29, 2006.

Luxottica Group Sells Things Remembered

Milan, Italy — September 29, 2006 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) announced today that it has sold the Things Remembered subsidiary of Cole National to GB Merchant Partners, LLC, the private equity affiliate of Gordon Brothers Group, and Bruckmann, Rosser, Sherrill & Co. (“BRS”) for consideration with an approximate value of US$200 million.

This business, which had been acquired in October 2004 through the acquisition of Cole National, was non-core for Luxottica Group and, since the acquisition, the Group managed it separately from its eyewear retail business through a separate corporate structure. Things Remembered is a U.S.- based personalized gift retail chain that serves customers through 653 locations nationwide, catalogs and the Internet.

The closing of the sale took place simultaneously with the signing of the purchase agreement with GB Merchant Partners and BRS.

The sale of the Things Remembered business is not expected to have an impact on the Group’s 2006 results. As a result, Luxottica Group confirms its previously announced earnings forecast for fiscal year 2006 of between €0.93 and €0.94 per share (or between US$1.16 and US$1.17 per American Depositary Share), including results of Things Remembered’s discontinued operations through today.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with nearly 5,700 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Prada, Versace and Polo Ralph Lauren, from January 2007, and key house brands Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2005, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.4 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and, under U.S. securities regulation, Luxottica Group does not assume any obligation to update them.

Company media and investor relations contacts

Luxottica Group S.p.A.

Luca Biondolillo, Head of Communications
Tel.: +39 (02) 8633 4062
Email: LucaBiondolillo@Luxottica.com

Alessandra Senici, Senior Manager, Investor Relations
Tel.: +39 (02) 8633 4069
Email: AlessandraSenici@Luxottica.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ Enrico Cavatorta
DATE: October 3, 2006	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER